NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

W. David Mannheim T: 919.329.3804 david.mannheim@nelsonmullins.com	301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

October 15, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Vanessa Robertson Tamika Sheppard Joe McCann

RE:	Synergy CHC Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 10, 2024
File No. 333-280556

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”), we are hereby responding to the letter dated October 11, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed on October 10, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 6 to Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 72

1.	We refer to your disclosure on page 72 concerning transactions conducted pursuant to your Sales and Marketing Consultant and Distribution Agreement with Kenek Brands. Please revise to clarify the reason(s) why the balance owing to Kenek Brands increased from $1,181,222 at June 30, 2024 to $2,760,159 at October 10, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 72 of the Amended Registration Statement.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact David Mannheim at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

cc:	Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP
Jack Ross, Chief Executive Officer, Synergy CHC Corp.